UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ORBITAL SCIENCES CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to purchase shares of common stock, par value $.01 per share
(Title of class of securities)

685564106
(CUSIP number of class of securities)
(Underlying common stock)

Susan Herlick
Senior Vice President, General Counsel and Corporate Secretary
Orbital Sciences Corporation
21839 Atlantic Boulevard
Dulles, VA 20166
(703) 406-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Eve N. Howard, Esq.
Joseph G. Connolly, Jr., Esq.
Hogan & Hartson L.L.P.
555 Thirteenth Street, NW
Washington, DC 20004
(202) 637-5600
CALCULATION OF FILING FEE

Transaction valuation* $9,473,320	Amount of filing fee** $1,014

*	The “transaction valuation” set forth above is as of December 29, 2006, based on the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 795,402 shares of common stock, par value $.01 per share, of Orbital Sciences Corporation will be amended pursuant to this offer, which may not occur.

**	The filing fee was previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $107 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not applicable.
	Form or Registration No.:	Not applicable.
	Filing party:	Not applicable.
	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT
     This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 5, 2007 by Orbital Sciences Corporation (“Orbital” or the “Company”), relating to an offer by Orbital to amend certain outstanding options upon the terms and subject to the conditions set forth in the Offer to Amend, dated January 5, 2007 (the “Offer to Amend”) and the Letter of Transmittal. Except as amended and supplemented hereby, all of the terms of the offer and all disclosure set forth in the Schedule TO and its exhibits remain unchanged. Capitalized terms used herein and not defined herein have the respective meaning assigned to such terms in the Offer to Amend.
     The Offer to Amend is amended and supplemented by adding the following sentence to (i) page 2, as the last sentence of the first paragraph under “Summary Term Sheet—“Who is eligible to participate in the Offer?” and (ii) page 10, as the last sentence under “The Offer—Section 1. Eligible Participants; Eligible Options; Amendment; Expiration Date; Additional Considerations—Eligible Participants”:
“Former employees of Orbital who hold Eligible Options are eligible to participate in the Offer.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended to file Exhibit (a)(12) as set forth below:

Exhibit
No.	Description
(a)(12)	Amendment and Supplement, dated January 25, 2007, to Offer to Amend, dated January 5, 2007

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

ORBITAL SCIENCES CORPORATION
By:	/s/ Susan Herlick
Susan Herlick
Senior Vice President, General Counsel and Corporate Secretary

Date: January 25, 2007

INDEX OF EXHIBITS

Exhibit
No.	Description
(a)(12)	Amendment and Supplement, dated January 25, 2007, to Offer to Amend, dated January 5, 2007